Exhibit 1

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

ORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

Pursuant to legal and statutory provisions, the Shareholders of Oi S.A. (the “Company”) are called to attend the Ordinary Shareholders’ Meeting, to be held on April 30, 2012, at 11:30 a.m., at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(i)	Acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report, Balance Sheet and Financial Statements, together with the Independent Auditors’ report and the report of the Fiscal Council, for the fiscal year ended December 31, 2011;

(ii)	Examine, discuss and vote on the Managers’ Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2011 and for the distribution of dividends;

(iii)	Elect the members of the Fiscal Council and their respective alternates; and

(iv)	Determine the annual global compensation of the Managers and the members of the Fiscal Council of the Company;

GENERAL INSTRUCTIONS:

1.	Materials relating to the Agenda are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2.	Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until April 26, 2012. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3.	Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of April 26, 2012.

Rio de Janeiro, April 13, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors